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                  SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, DC  20549


                           SCHEDULE 14D-9/A
            Solicitation/Recommendation Statement Pursuant
      to Section 14(d)(4) of the Securities Exchange Act of 1934
                           (Amendment No. 1)


                  United Home Life Insurance Company
                  __________________________________
                       (Name of Subject Company)


                  United Home Life Insurance Company
                  __________________________________
                   (Name of Person Filing Statement)


                Common Stock, $1.00 par value per share
                _______________________________________
                    (Title of Class of Securities)


                              910603-10-9
                 ____________________________________
                 (CUSIP Number of Class of Securities)


                         Michael A. Schoettle
                  President, Chief Operating Officer
                       and Chairman of the Board
                  United Home Life Insurance Company
                     1499 Windhorst Way, Suite 200
                       Greenwood, Indiana  46143
                            (317) 889-2111
            ______________________________________________
             (Name, Address and Telephone Number of Person
      Authorized to Receive Notices and Communications on Behalf
                    of the Person Filing Statement)

                            with copies to:

                           Jeffrey B. Bailey
                     Locke Reynolds Boyd & Weisell
                       201 North Illinois Street
                       1000 Capital Center South
                      Indianapolis, Indiana 46204

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Item 2.   Tender Offer of the Bidder.

     This Amendment 1 to the Solicitation/Recommendation Statement on
Schedule 14D-9 ("Amended Recommendation Statement") relates to the Amendment No. 1 to the Tender Offer Statement on Schedule 14D-1 filed by SouthCap Corporation, a Tennessee corporation ("SouthCap") on May 12, 1997, together with a Supplement and Amendment to Offer to Purchase dated May 12, 1997, and the related Letter of Transmittal (which together constitute the "Amended Offer") whereby SouthCap amended its tender offer materials described below to, among other things, increase the purchase price for all of the outstanding common stock, par value $1.00 per share (the "Common Stock"), of United Home Life Insurance Company ("United Home" or the "Company") from $4.50 per share to $7.00 per share.

     SouthCap's original tender offer was set forth in a Tender Offer Statement on Schedule 14D-1 dated April 8, 1997, whereby SouthCap offered to purchase all of the outstanding Common Stock of United Home at a price of $4.50 per share in cash upon the terms and conditions set forth in the Offer to Purchase dated April 8, 1997, and the related Letter of Transmittal (which together constituted the "Offer"). In response to SouthCap's original Offer, United Home filed a Solicitation/Recommendation Statement on Schedule 14D-9 on April 22, 1997. This Amended Recommendation Statement should be read in conjunction with the Amended Offer and the original Solicitation/Recommendation Statement of United Home on Schedule 14D-9 together with the Exhibits attached thereto.


Item 4.   The Solicitation or Recommendation.

     (a) The Board of Directors of the Company has unanimously determined that the Amended Offer is not in the best interests of the Company or its shareholders, and therefore, the Board of Directors unanimously recommends that the holders of the Company's Common Stock reject the Amended Offer.

     A copy of the letter to the shareholders communicating the Board's recommendation and a form of press release announcing such recommendation are filed as Exhibits 1 and 2 hereto, respectively, and are incorporated herein by reference.

     (b) In reaching the conclusions referred to in Item 4(a), the Board of Directors took into account numerous factors, including but not limited to those previously considered and specified in the Schedule 14D-1, as well as the following:

          (i) the reports of independent actuaries consulted by the Company to perform an evaluation of the Company and its Common Stock, which indicated that the fair value per share of the Common Stock is materially in excess of $7.00 per share;

          (ii) the indications of interests and offers to purchase received by the Company to acquire the Common Stock of the Company, all of which were for per share prices in excess of $7.00 per share;

          (iii) the Letter of Intent entered into between the Company and United Farm Family Life Insurance Company to purchase all of the outstanding Common Stock of the Company for $8.75 per share in cash; and

          (iv) the valuations and advice provided by the investment bank retained by the Company to assist in the Board's evaluation.


Item 5.   Persons Retained, Employed or to be Compensated.

     In its original Schedule 14D-9, the Company indicated that it was in the process of retaining an investment banker to act as a financial advisor and to assist the Board of Directors in valuing the Common Stock of the Company and analyzing the value of the existing offers to purchase the Company, as well as any other offers which may be received. On April 30, 1997, the Company retained Olive Corporate Finance, LLC, of Indianapolis, Indiana to act as its investment banking firm. Olive Corporate Finance's duties have included, and will include, acting as a financial advisor to the Company and assisting the Board of Directors in analyzing the existing offers to purchase the Company, as well as any other offers which may be received in the future. Olive Corporate Finance is also expected to render a fairness opinion at the time of the closing of proposed transaction.

     For its services, Olive Corporate Finance will be paid a fee of $25,000 plus a potential performance based component if certain levels of shareholder value are achieved in an extraordinary corporate transaction.


Item 7.   Certain Negotiations and Transactions by the Subject Company.

     (a) Following publicity concerning the filing of the Form A with the Indiana Insurance Commissioner by SouthCap, the Company has received certain inquiries and has had negotiations or discussions with several entities regarding the potential acquisition of all of the outstanding Common Stock of United Home.

     As a result of those negotiations, the Company entered into a non-binding Letter of Intent on May 13, 1997, with United Farm Family Life Insurance Company of Indianapolis, Indiana ("UFFLIC") to purchase all of the outstanding Common Stock of the Company for $8.75 per share in cash. The consummation of the transaction with UFFLIC is subject to certain conditions precedent which must be satisfied before the closing, including, but not limited to: (i) the negotiation of definitive acquisition documents which are acceptable to both parties, (ii) approval of UHL shareholders, (iii) obtaining all necessary regulatory consents and approvals including the approval of the Indiana Department of Insurance, and (iv) approval of the transaction by the Board of Directors of the Company and UFFLIC. The Letter of Intent between the Company and UFFLIC contains various other terms and conditions which are incorporated herein by reference. The Letter of Intent is attached hereto as Exhibit 3.

     Prior to the entry into the Letter of Intent with UFFLIC, the Company had received several preliminary offers to purchase all of the Common Stock of the Company. All of the offers were from unrelated parties. Included in the Letter of Intent with UFFLIC is a provision that the Company will not engage in or continue discussions with any of these other parties unless such action would violate the fiduciary obligations of the Board of Directors of the Company. The Company intends to negotiate with UFFLIC in order to promptly reach a definitive agreement on the terms and conditions in the Letter of Intent for the acquisition of all of its outstanding Common Stock. The Board of Directors of the Company unanimously agreed that the offer of UFFLIC for $8.75 per share in cash was in the best interests of all relevant constituencies. No definitive agreements have been reached with UFFLIC, and there can be no assurance that any of the currently outstanding offers, including the UFFLIC offer, will ultimately result in the consummation of a transaction.

     Other than as set forth in this Item 7(a), there are no other negotiations being undertaken or underway by the Company in response to the Offer which relate to or would result in any one or more of the following: (i) an extraordinary transaction, such as a merger or reorganization, involving the Company, (ii) a purchase, sale or transfer of a material amount of assets by the Company, (iii) a tender offer for or other acquisition of securities by or of the Company or (iv) any material change in the present capitalization or dividend policy of the Company.

     Notwithstanding the foregoing, the Board of Directors may in the future, engage in negotiations in response to the Offer that could have one of the effects specified in Item 7(b)(i)-(iv) above. There can be no assurance that any such negotiations will be undertaken or that any such transactions will be recommended to the Board of Directors or shareholders of the Company or that any transaction which may be recommended will be approved or consummated.

     (b) Other than as set forth in Item 7(a), there have not been any transactions, Board resolutions, agreements in principal or signed contracts in response to the Offer or the Amended Offer which relate to or would result in any one or more of the following: (i) an extraordinary transaction, such as a merger or reorganization, involving the Company, (ii) a purchase, sale or transfer of a material amount of assets by the Company, (iii) a tender offer for or other acquisition of securities by or of the Company or (iv) any material change in the present capitalization or dividend policy of the Company.


Item 8.   Additional Information to be Furnished.

     The letter to shareholders of the Company from the Board of Directors of the Company dated May 14, 1997, which is attached hereto as
Exhibit 1, is incorporated herein by reference together with the press release of the Company dated May 14, 1997, which is attached hereto as
Exhibit 2 and the Letter of Intent between the Company and UFFLIC, which is attached hereto as Exhibit 3.


Item 9.   Material to be Filed as Exhibit.

     (a)  Exhibit 1 Letter to shareholders dated May 14, 1997
          Exhibit 2 Press Release dated May 14, 1997
          Exhibit 3 Letter of Intent

Signature.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  May 14, 1997               UNITED HOME LIFE INSURANCE COMPANY



                              By:   /s/ Michael A. Schoettle
                                   __________________________________
                                     Michael A. Schoettle, President